January 4, 2008

Mail Stop 3561

Neil N. Hasson
Chief Financial Officer
Regency Affiliates, Inc.
610 Jensen Beach Boulevard
Jensen Beach, FL 34957

RE: Regency Affiliates, Inc.
File No. 001-07949
Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Hasson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief